ARTICLES OF ORGANIZATION
OF
BURNOUT PARADISE LIMITED LIABILITY COMPANY
Under Section 203 of the Limited Liability Company Law

FIRST: The Name of the limited liability company is: **BURNOUT PARADISE LIMITED LIABILITY COMPANY**

SECOND: The county, within this state, in which the office of the limited liability company is to be located is **NEW YORK**

THIRD: The Secretary of State is designated as agent of the limited liability company upon whom process against the limited liability company may be served. The post office address to which the Secretary of State shall mail a copy of any process against the limited liability company served upon the Secretary of State by personal delivery is:

C/O BASELINE THEATRICAL
1501 BROADWAY, 24TH FLOOR
NEW YORK, NY 10036

FOURTH: The existence of the limited liability company shall begin **upon filing of these Articles of Organization with the Department of State.**

I certify that I have read the above statements, I am authorized to sign these Articles of Organization, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

DOUG NEVIN (Signature)

DOUG NEVIN, ORGANIZER

Filed by:

VSTATE FILINGS LLC
301 MILL ROAD
SUITE U-5
HEWLETT, NY 11557

Filed with the NYS Department of State on 08/28/2025
Filing Number: 250828003052 DOS ID: 7697514